Avino Silver & Gold Mines Ltd.
Suite 400 - 455 Granville Street
Vancouver, BC V6C 1T1
Ph: (604) 682-3701
Fax: (604) 682-3600
 www.avino.com, shares@avino.com

December 8, 2006
TSX - V Trading symbol: ASM
 U.S. OTC BB symbol: ASGMF
FSE: GV6

NEWS RELEASE

Avino Silver and Gold Mines Ltd. (the “Company”) has contracted Peter E. Walcott and Associates to carry out a 80 km line deep penetrating IP Survey at its Avino property 60 km northeast of Durango Mexico.

The survey which is currently in progress will explore several areas of Avino’s extensive holdings in the district. Of particular interest will be the Gap Zone between the former producing mine (1976 - 2001) and the Cerro San Jose area where the Company is currently drilling. In addition the area west of the former producing mine will be explored at depth.

The proposed IP lines may be viewed on the Company web site http://www.avino.com/i/pdf/ProposedLines.pdf.

IP Geophysics will help identify drill targets for the upcoming year. The Company is currently using Techmin contract drillers and plans to add a second drill rig next year which will be a Longyear 38 owned by Avino.

Avino was incorporated in 1968 with a mandate to explore and develop the property, the Avino mine operated for 27 years.

It is management’s belief that although mining has been documented on the Avino property since the 1500’s that there is still great potential for new discoveries. With existing infrastructure in place the Company is well on the road back into operation should our exploration program continue to be successful.

The Company continues to be well financed with low debt.

This report prepared by Chris J. Sampson, P. Eng., Qualified Person for National Instrument 43-101.

On Behalf of the Board

“David Wolfin”
David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.